UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month March 2014

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.______________.

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated March 17, 2014.	2
2.	Press Release, dated March 17, 2014.	3

Grifols, S.A. Parc Empresarial Can Sant Joan Av. de la Generalitat, 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. +34 935 710 500 www.grifols.com

Pursuant to the provisions of article 82 of the Spanish Securities Market Act (Ley 24/1988, de 28 de julio, del Mercado de Valores), Grifols, S.A. (“Grifols” or the “Company”) hereby notifies the National Securities Market Commission of the following

RELEVANT EVENT

Grifols has concluded the refinancing process of its debt for an amount of USD 5,500 million.

For these purposes, Grifols informs that the Term Loan A (“TLA”) amounts to USD 700 million with a 2.50% margin and maturity in 2020. The Term Loan B (“TLB”) amounts to USD 3,800 million with a 3.00% margin (no floor) and maturity in 2021.

With the TLA and TLB plus the issuance of the USD 1,000 million Senior Unsecured Notes with maturity in 2022, already disclosed, the average financial cost of the Company’s debt is less than 3.5%.

In Barcelona, 17 March 2014

Raimon Grifols Roura
Secretary to the Board of Directors

Free translation from the original in Spanish. In the event of discrepancy, the Spanish- language version prevails.

The company closes the refinancing of USD 5,500 million of debt and improves its financial conditions

Grifols average cost of debt
below 3.5% after a reduction of
more than 2 points

•    The debt structure consists of a new USD 4,500 million long-term syndicated loan placed with institutional investors and financial institutions in two tranches (Term Loan A and B) and a bond issue (senior unsecured notes) of USD 1,000 million.

• The company has been able to bring the process to a rapid conclusion as a result of the positive response of investors, enabling it to improve significantly its funding conditions and to extend its debt average maturity to 7 years

• Grifols has refinanced all of its debt, including the USD 1,500 million bridge loan obtained for the acquisition of assets from the Novartis diagnostic unit

Barcelona, March 17, 2014: Grifols (MCE:GRF, MCE:GRF.P and NASDAQ:GRFS), one of the world’s leading manufacturers of plasma-derived medicines, has concluded the debt refinancing process it launched on February 24, 2014, extending the maturity and improving the funding conditions of all tranches. The average cost of its debt has fallen below 3.5%, decreasing by more than 200 basis points (bps).

The total amount of the operation is USD 5,500 million (Euro 4,075 million) and represents the company’s entire debt, including the USD 1,500 million bridge loan obtained for the acquisition of Novartis’ transfusional diagnostics unit. Following the refinancing process, Grifols’ debt structure consists of a USD 4,500 million long-term syndicated loan with institutional investors and financial institutions segmented in two tranches (Term Loan A and Term Loan B), and a USD 1,000 million bond issue (senior unsecured notes).

The senior secured debt placement was significantly over-subscribed, allowing for the cost improvement of both tranches.

Free translation from the original in Spanish. In the event of discrepancy, the Spanish- language version prevails.

The new bond issue (senior unsecured notes), also heavily over-subscribed, was closed with improved conditions for the company. The bonds will bear interest of 5.25% per year compared to the 8.25% accrued by the bonds issued in January 2011 that are being cancelled.

Financial structure of Grifols and new conditions following the refinancing process:

STRUCTURE	AMOUNT (Millions of dollars)	CONDITIONS
TOTAL SENIOR SECURED DEBT	4,500
Term Loan A (TLA) - Long-term syndicated loan with financial institutions	700	Interest rate: LIBOR + 250 Maturity: 2020
Term Loan B (TLB) - Long-term syndicated loan with qualified investors	3,800	Interest rate: LIBOR + 300 Maturity: 2021
SENIOR UNSECURED NOTES	1,000	Interest rate: 5.25% Maturity: 2022
TOTAL DEBT	5,500

The refinancing process was completed in record time, reflecting the positive response of investors and financial institutions, who understand and endorse the company’s management and its growth policy, based both on organic growth and strategic acquisitions.

Rating agencies, Moody’s and Standard & Poor’s have kept Grifols corporate rating at pre-acquisition level.

The net financial debt to adjusted EBITDA ratio was 2.28 times in December 2013, a significant improvement compared to the 2.87 times in December 2012.  In January 2014, Grifols acquired part of the diagnostic unit of Novartis, and the company expects the ratio to rise moderately to approximately 3 times.

The completion of the overall debt refinancing process will enable Grifols to maintain its debt financing costs stable despite the increase in absolute debt levels in order to fund this acquisition.

Debt reduction remains a priority for the company, whose high and sustainable levels of operating activity and cash generation mean that it is able to meet this objective.

Osborne Clarke and Proskauer Rose have acted as legal advisors to the refinancing process.  Nomura, BBVA, Deutsche, HSBC and Morgan Stanley have been bookrunners.

About Grifols

Grifols is a global healthcare company with a 70-year legacy of improving people’s health and well being through the development of life-saving plasma medicines, diagnostics systems, and hospital pharmacy products

Free translation from the original in Spanish. In the event of discrepancy, the Spanish- language version prevails.

The company is present in more than 100 countries worldwide and is headquartered in Barcelona, Spain. Grifols is a leader in plasma collection with a network of 150 plasma donor centers in the U.S., and a leading producer of plasma-derived biological medicines. The company also provides a comprehensive range of transfusion medicine, hemostasis, and immunoassay solutions for clinical laboratories, blood banks and transfusion centers, and is a recognized leader in transfusion medicine.

In 2013, sales exceeded 2,740 million euros with a headcount of 13,200 employees. Grifols demonstrates its commitment to advancing healthcare by allocating a significant portion of its annual income to R&D.

The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the IBEX-35 (MCE: GRF).  Its non-voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the U.S. NASDAQ via ADRs (NASDAQ: GRFS). For more information visit www.grifols.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  March 17, 2014